UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [February] 2005

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F (    ✓    )        No Form 40-F (            )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes (            )        No (    ✓    )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated February 15, 2005. Attached is English language version of the notice.

The following table sets forth the summary of Sales or profit and loss change over 30% of the latest fiscal year of 2004 compare to the previous fiscal year of 2003.

1.Summary of sales or profit and loss change		The latest fiscal year	The previous fiscal year	Variation	Amount of variation	Ratio of variation (%)

-Sales (KRW)		59,654,075,836	71,594,828,648	-	-11,940,752,812	-16.7

-Operating income (KRW)		-6,452,678,267	-3,524,536,248	Loss enlargement	-2,928,142,019	83.1

-Ordinary income (KRW)		-23,278,494,943	2,116,104,617	Turnover deficit	-25,394,599,560	-

-Net income (KRW)		-23,278,494,943	2,116,104,617	Turnover deficit	-25,394,599,560	-

2.Financial status		The latest fiscal year		The previous fiscal year

-Total assets		215,302,081,613		197,010,801,087

-Total liabilities		80,622,187,001		40,065,584,019

-Capital stock		17,918,600,000		17,918,600,000

-Total shareholder’s equity		134,679,894,612		156,945,217,068

-Total shareholder’s equity/capital stock ratio (%)		751.6		875.9

3.Major reason of sales or profit and loss change		Decrease of sales revenue and increase of bad debt expense due to the stagnation of semiconductor industry

4. Resolution date of board of directors		February 15, 2005

- Attendance of outside directors	Present (No)	-
	Absent (No)	-

- Attendance of auditors		-

5.Scheduled time of shareholders’ meeting		March 18, 2005

6. Others		-The above summary is able to change true to the audit result of outside auditor.

		-The resolution date of board of directors is a definite date for the provisional settlement of accounts of the company.

		-Scheduled time of shareholders’ meeting should be able to change according to the internal circumstances of the company.

Date of relevant disclosure		-

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2005

By	/s/ MiRi Chung
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team

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